Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months

ended 31 March 2014

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three and nine months ended 31 March 2014 and 2013	14
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2014 and 2013	15
Interim consolidated balance sheet as of 31 March 2014, 30 June 2013 and 31 March 2013	16
Interim consolidated statement of changes in equity for the nine months ended 31 March 2014, the three months ended 30 June 2013 and the nine months ended 31 March 2013	18
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2014 and 2013	19
Notes to the interim consolidated financial statements	20

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 135-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading global companies such as Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 31 March 2014 as compared to the three months ended 31 March 2013

	Unaudited
	three months ended
	31 March		% Change
	(in £ millions)		2014 over
	2014	2013	2013
Revenue	115.5	91.7	26.0%
Commercial revenue	42.8	36.0	18.9%
Broadcasting revenue	35.6	21.7	64.1%
Matchday revenue	37.1	34.0	9.1%
Total operating expenses	(91.5)	(79.0)	15.8%
Employee benefit expenses	(53.4)	(44.9)	18.9%
Other operating expenses	(22.1)	(21.8)	1.4%
Depreciation	(2.2)	(1.9)	15.8%
Amortization of players’ registrations	(13.8)	(10.4)	32.7%
Profit on disposal of players’ registrations	2.4	2.5	(4.0)%
Net finance costs	(5.9)	(18.3)	(67.8)%
Tax (expense)/credit	(9.5)	6.7	—

Revenue

Our consolidated revenue for the three months ended 31 March 2014 was £115.5 million, an increase of £23.8 million, or 26.0%, as a result of increases in each of our three revenue sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2014 was £42.8 million, an increase of £6.8 million, or 18.9%.

•                  Sponsorship revenue for the three months ended 31 March 2014 was £30.7 million, an increase of £9.3 million, or 43.5%, primarily due to higher renewals and activation of new global and regional sponsorships;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2014 was £8.4 million, a decrease of £0.8 million, or 8.7%; and

•                  New Media & Mobile revenue for the three months ended 31 March 2014 was £3.7 million, a decrease of £1.7 million, or 31.5%, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2014 was £35.6 million, an increase of £13.9 million, or 64.1%, due to increased revenue from the Premier League domestic and international rights agreements, two additional home Premier League games, and having five additional Premier League games broadcast live.

Matchday revenue

Matchday revenue for the three months ended 31 March 2014 was £37.1 million, an increase of £3.1 million, or 9.1%, primarily due to playing two additional home Premier League games and one additional home Capital One Cup games, partly offset by playing three fewer home FA Cup games.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortisation of players’ registrations) for the three months ended 31 March 2014 were £91.5 million, an increase of £12.5 million, or 15.8%.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2014 were £53.4 million, an increase of £8.5 million, or 18.9%, primarily due to the impact of player acquisitions and renegotiated player contracts.

Other operating expenses

Other operating expenses for the three months ended 31 March 2014 were £22.1 million, an increase of £0.3 million, or 1.4%, due primarily to increases in fixed costs from foreign exchange losses and higher sponsorship servicing, largely offset by lower variable costs from three fewer home FA Cup games.

Depreciation

Depreciation for the three months ended 31 March 2014 was £2.2 million, an increase of £0.3 million, or 15.8%.

Amortization of players’ registrations

Amortization of players’ registrations for the three months ended 31 March 2014 was £13.8 million, an increase of £3.4 million, or 32.7%. The unamortized balance of players’ registrations as of 31 March 2014 was £161.8 million.

Profit on disposal of players’ registrations

Profit on disposal of players’ registrations for the three months ended 31 March 2014 was £2.4 million, a decrease of £0.1 million, or 4.0%.

Net finance costs

Net finance costs for the three months ended 31 March 2014 were £5.9 million, a decrease of £12.4 million, or 67.8%. The decrease was primarily due to a £2.8 million reduction in interest payable on our secured borrowings following the refinancing in June 2013 and a £9.5 million net foreign exchange loss on the re-translation of our US dollar net borrowings in the prior year quarter.

On 1 July 2013 we started hedging the foreign exchange risk on a portion of future US dollar revenues using the our US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of our US dollar cash balances i.e. net borrowings. As a result, foreign exchange gains or losses arising on re-translation of our US dollar borrowings and a portion of our US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues.

Tax

The tax expense for the third quarter was £9.5 million reflecting an effective full year tax rate of 40.1% and a charge of £0.5 million relating to the adjustment of deductions in respect of previous years, in line with the most recently filed US tax return. The prior year adjustment includes the finalisation of the deductible element of the ‘step-up’, previously based on management’s best estimate at the 30 June 2013 year-end. This compares to a credit of £6.7 million in the prior year quarter.

Nine months ended 31 March 2014 as compared to the nine months ended 31 March 2013

	Unaudited
	nine months ended
	31 March		% Change
	(in £ millions)		2014 over
	2014	2013	2013
Revenue	336.9	278.1	21.1%
Commercial revenue	145.0	114.5	26.6%
Broadcasting revenue	101.8	75.0	35.7%
Matchday revenue	90.1	88.6	1.7%
Total operating expenses	(269.4)	(227.0)	18.7%
Employee benefit expenses	(157.9)	(129.4)	22.0%
Other operating expenses	(65.8)	(57.2)	15.0%
Depreciation	(6.3)	(5.7)	10.5%
Amortization of players’ registrations	(39.1)	(30.8)	26.9%
Exceptional items	(0.3)	(3.9)	(92.3)%
Profit on disposal of players’ registrations	4.2	8.0	(47.5)%
Net finance costs	(21.4)	(39.9)	(46.4)%
Tax (expense)/credit	(20.6)	21.1	—

Revenue

Our consolidated revenue for the nine months ended 31 March 2014 was £336.9 million, an increase of £58.8 million, or 21.1%, as a result of increases in each of our three revenue sectors, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2014 was £145.0 million, an increase of £30.5 million, or 26.6%.

•                  Sponsorship revenue for the nine months ended 31 March 2014 was £104.9 million, an increase of £34.8 million, or 49.6%, primarily due to a significant increase from the pre-season tour and higher renewals and activation of new global and regional sponsorships;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2014 was £28.2 million, an increase of £0.1 million, or 0.4%, primarily due to additional profit share pursuant to the agreement with Nike; and

•                  New Media & Mobile revenue for the nine months ended 31 March 2014 was £11.9 million, a decrease of £4.4 million, or 27.0%, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2014 was £101.8 million, an increase of £26.8 million, or 35.7%, due to increased revenue from the Premier League domestic and international rights agreements, one additional home Premier League game, five additional live broadcast Premier League games, and increases in share of UEFA Champions League fixed pool distributions as we finished 1st in the Premier League in season 2012/13 compared to 2nd in the 2011/12 season.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2014 was £90.1 million, an increase of £1.5 million, or 1.7%, primarily due to playing one additional home Premier League game, partly offset by playing one fewer domestic cup home game. The nine months ended 31 March 2013 also included one-off fees earned from the staging of Olympic Games football matches at Old Trafford.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players’ registrations and exceptional items) for the nine months ended 31 March 2014 were £269.4 million, an increase of £42.4 million, or 18.7%.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2014 were £157.9 million, an increase of £28.5 million, or 22.0%. This increase was primarily due to the impact of player signings, contractual player wage increases and bonuses associated with the growth of our commercial business. The prior year period also benefitted from a one-off receipt of £1.3 million in respect of players on International duty at Euro 2012.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2014 were £65.8 million, an increase of £8.6 million, or 15.0%. This increase was primarily due to increased pre-season tour travel costs and foreign exchange losses.

Depreciation

Depreciation for the nine months ended 31 March 2014 was £6.3 million, an increase of £0.6 million, or 10.5%.

Amortization of players’ registrations

Amortization of players’ registrations for the nine months ended 31 March 2014 was £39.1 million, an increase of £8.3 million, or 26.9%.

Exceptional items

Exceptional items for the nine months ended 31 March 2014 were £0.3 million and related to investment property impairment charges based on an external valuation. Exceptional items for the nine months ended 31 March 2013 were £3.9 million and related to professional advisor fees in connection with our initial public offering.

Profit on disposal of players’ registrations

Profit on disposal of players’ registrations for the nine months ended 31 March 2014 was £4.2 million, a decrease of £3.8 million, or 47.5%.

Net finance costs

Net finance costs for the nine months ended 31 March 2014 were £21.4 million, a decrease of £18.5 million, or 46.4%. The decrease was primarily due to a £9.9 million reduction in interest payable on secured borrowings and a £8.0 million reduction in premium paid and accelerated amortization related to senior secured note repurchases in the prior year period.

Tax

The tax expense for the nine months ended 31 March 2014 was £20.6 million, compared to a credit of £21.1 million for the nine months ended 31 March 2013.

The tax credit for the nine months ended 31 March 2013 primarily related to the recognition of a deferred tax asset in respect of certain US tax bases assumed by Manchester United plc following the transfer of Red Football Shareholder Limited and its subsidiaries from the controlling shareholders to Manchester United plc.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan and our senior secured notes, although we have in the past, and may from time to time in the future, repurchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have foreign exchange rate forward contracts outstanding that we use to hedge our Euro exposure relating to distributions from UEFA. We also have US dollar borrowings that we use to hedge a portion of our US dollar sponsorship revenue exposure.

Our business generates a significant amount of cash from gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 31 March 2014, we had no borrowings under our revolving credit facility.

Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract, in 2015.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players’ registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players’ registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2014 and 2013:

	Unaudited nine months ended 31 March (in £ millions)
	2014	2013
Cash flows from operating activities
Cash generated from operations	30.7	56.9
Interest paid	(22.8)	(46.9)
Debt finance costs relating to borrowings	(0.1)	—
Interest received	0.1	0.4
Tax (paid)/refund	(1.1)	0.6
Net cash generated from operating activities	6.8	11.0
Cash flows from investing activities
Purchases of property, plant and equipment	(8.5)	(10.6)
Purchases of players’ registrations	(62.1)	(41.3)
Proceeds from sale of players’ registrations	8.6	8.0
Net cash used in investing activities	(62.0)	(43.9)
Cash flows from financing activities
Proceeds from issue of shares	—	70.3
Expenses directly attributable to issue of shares	—	(1.5)
Acquisition of additional interest in subsidiary	—	(2.7)
Repayment of borrowings	(0.3)	(67.3)
Net cash used in financing activities	(0.3)	(1.2)
Net decrease in cash and cash equivalents	(55.5)	(34.1)

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the nine months ended 31 March 2014 produced a cash inflow of £30.7 million, a decrease of £26.2 million from an inflow of £56.9 million for the nine months ended 31 March 2013.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan. From 25 November 2013 we now have in place an interest rate swap which has the economic effect of converting interest on our secured term loan from variable rates to a fixed rate (see note 30.1 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2014). Net cash generated from operating activities for the nine months ended 31 March 2014 was £6.8 million, a decrease of £4.2 million from net cash generated of £11.0 million for the nine months ended 31 March 2013.

Net cash used in investing activities

Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players’ registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players’ registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in our training facility, the Aon Training Complex.

Net cash used in investing activities for the nine months ended 31 March 2014 was £62.0 million, an increase of £18.1 million from £43.9 million for the nine months ended 31 March 2013.

Net property, plant and equipment capital expenditure for the nine months ended 31 March 2014 was £8.5 million, a decrease of £2.1 million from £10.6 million for the nine months ended 31 March 2013.

Net player capital expenditure for the nine months ended 31 March 2014 was £53.5 million, an increase of £20.2 million from £33.3 million for the nine months ended 31 March 2013.

Net cash used in financing activities

Net cash used in financing activities for the nine months ended 31 March 2014 was £0.3 million, a decrease of £0.9 million from net cash used of £1.2 million for the nine months ended 31 March 2013. In the prior year period the Company raised £70.3 million from our initial public offering, the proceeds of which were used to repurchase a portion of our US dollar denominated senior secured notes, comprising a principal value of £62.6 million and a premium on repurchase of £5.3 million.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan and our senior secured notes. As part of the security for our secured term loan, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan with Bank of America, N.A. As of 31 March 2014 the sterling equivalent of £186.8 million (net of unamortized issue costs of £2.7 million) was outstanding under our secured term loan. The outstanding principal amount was $315.7 million.

We have the option, subject to certain conditions, to repay the secured term loan at any time, with scheduled repayments of 2.5% per annum of the initial $315.7 million loan (first payable in June 2014) with an additional repayment of up to an incremental 2.5% per annum (for a total of up to 5.0% per annum) depending on the level of excess cash flow generated by us (likely to be first payable in October 2014). The remaining balance of the loan is repayable on 21 June 2018. Amounts repaid may not be reborrowed.

Loans under the secured term loan bear interest at a rate per annum equal to US dollar Libor plus the applicable margin. The applicable margin means 2.75% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the secured term loan agreement)	Margin % (per annum)
Greater than 4.0	2.75
Greater than 3.5 but less than or equal to 4.0	2.50
Greater than 3.0 but less than or equal to 3.5	2.25
Greater than 2.5 but less than or equal to 3.0	2.00
Greater than 2.0 but less than or equal to 2.5	1.75
Less than or equal to 2.00	1.50

Our secured term loan is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

The secured term loan contains a financial maintenance covenant (identical to the covenant contained in the revolving credit facility) requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan if we fail to qualify for the Champions League.

Senior secured notes

Our senior secured notes initially consisted of two tranches: £250 million 8 3/4% senior secured notes due 2017 and $425 million 8 3/8% senior secured notes due 2017. Our senior secured notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors.

The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

As of 31 March 2014 the sterling equivalent of £156.5 million (net of unamortized discounts and issue costs of £5.1 million) of our senior secured notes was outstanding. The outstanding principal amount was $269.2 million.

Revolving credit facility

Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 31 March 2014, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 31 March 2014, £6.2 million was outstanding under the Alderley facility, £2.0 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.3 million relating to this contingent consideration has been recognized on our balance sheet as of 31 March 2014, and the maximum additional amount that could be payable as of that date is £20.4 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 31 March 2014, we do not believe receipt of any such amounts to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2014, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2014:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	30,108	60,290	341,077	—	431,475
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	1,946	1,784	259	4,211	8,200
Purchase obligations(4)	72,035	25,660	2,443	996	101,134
Other long-term liabilities	—	—	—	—	—
Total	104,089	87,734	343,779	5,207	540,809

(1)              This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)              As of 31 March 2014, we had $315.7 million of our secured term loan outstanding, $269.2 million of our 8 3/8% US dollar senior secured notes outstanding, and £6.2 million outstanding under the Alderley facility.

(3)              We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)              Purchase obligations include other payable obligations, including obligations payable in the year ending 31 March 2015 related to the acquisition of players’ registrations and capital commitments.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2014 included elsewhere in this interim report, as of 31 March 2014, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement

		Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	Note	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Revenue	6	115,495	91,721	336,943	278,093
Operating expenses	7	(91,499)	(79,069)	(269,422)	(227,049)
Profit on disposal of players’ registrations		2,361	2,520	4,203	8,025
Operating profit		26,357	15,172	71,724	59,069
Finance costs		(5,959)	(18,607)	(21,562)	(40,360)
Finance income		36	285	143	441
Net finance costs	9	(5,923)	(18,322)	(21,419)	(39,919)
Profit/(loss) on ordinary activities before tax		20,434	(3,150)	50,305	19,150
Tax (expense)/credit	10	(9,520)	6,784	(20,644)	21,170
Profit for the period		10,914	3,634	29,661	40,320

Attributable to:
Owners of the parent		10,914	3,634	29,661	40,151
Non-controlling interest		—	—	—	169
		10,914	3,634	29,661	40,320

Earnings per share attributable to owners of the parent during the period
Basic and diluted earnings per share (pence)	11	6.66	2.22	18.11	24.70

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income

		Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	Note	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit for the period		10,914	3,634	29,661	40,320
Items that may subsequently be reclassified to the income statement:
Other comprehensive income/(loss):
Fair value movements on cash flow hedges, net of tax	10	673	397	20,925	(268)
Exchange gain/(loss) on translation of overseas subsidiary, net of tax	10	1	(64)	27	(68)
Other comprehensive income/(loss) for the period		674	333	20,952	(336)
Total comprehensive income for the period		11,588	3,967	50,613	39,984
Attributable to:
Owners of the parent		11,588	3,967	50,613	35,848
Non-controlling interest		—	—	—	169
		11,588	3,967	50,613	36,017

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet

	Note	Unaudited As of 31 March 2014 £’000	Audited As of 30 June 2013 £’000	Unaudited As of 31 March 2013 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	255,332	252,808	252,888
Investment property	14	13,700	14,080	14,111
Goodwill	15	421,453	421,453	421,453
Players’ registrations	16	161,769	119,947	126,457
Derivative financial instruments	17	791	—	—
Trade and other receivables	18	141	1,583	2,500
Deferred tax asset	25	128,368	145,128	16,402
		981,554	954,999	833,811
Current assets
Derivative financial instruments	17	317	260	546
Trade and other receivables	18	77,014	68,619	74,297
Current tax receivable	19	—	—	2,500
Cash and cash equivalents		34,344	94,433	36,211
		111,675	163,312	113,554
Total assets		1,093,229	1,118,311	947,365

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued)

	Note	Unaudited As of 31 March 2014 £’000	Audited As of 30 June 2013 £’000	Unaudited As of 31 March 2013 £’000
EQUITY AND LIABILITIES
Equity
Share capital	20	52	52	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		21,156	231	398
Retained earnings		160,431	129,825	23,548
Equity attributable to owners of the parent		499,491	447,960	341,850
Non-current liabilities
Derivative financial instruments	17	1,919	1,337	1,571
Trade and other payables	21	27,941	18,413	21,384
Borrowings	22	339,679	377,474	362,102
Deferred revenue	23	14,440	17,082	17,980
Provisions	24	—	988	1,092
Deferred tax liabilities	25	29,140	17,168	22,416
		413,119	432,462	426,545
Current liabilities
Derivative financial instruments	17	1,072	29	154
Current tax liabilities		3,147	900	1,128
Trade and other payables	21	76,468	78,451	76,804
Borrowings	22	11,991	11,759	5,487
Deferred revenue	23	87,941	146,278	94,936
Provisions	24	—	472	461
		180,619	237,889	178,970
Total equity and liabilities		1,093,229	1,118,311	947,365

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total attributable to owners of the parent £’000	Non- controlling interest £’000	Total equity £’000
Balance at 1 July 2012 (audited)	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	40,151	40,151	169	40,320
Cash flow hedges, net of tax	—	—	—	(268)	—	(268)	—	(268)
Currency translation differences	—	—	—	—	(68)	(68)	—	(68)
Total comprehensive (loss)/income for the period	—	—	—	(268)	40,083	39,815	169	39,984
Equity-settled share-based payments	—	—	—	—	634	634	—	634
Proceeds from shares issued	2	70,256	—	—	—	70,258	—	70,258
Expenses directly attributable to issue of shares	—	(1,459)	—	—	—	(1,459)	—	(1,459)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)
Balance at 31 March 2013 (unaudited)	52	68,822	249,030	398	23,548	341,850	—	341,850
Profit for the period	—	—	—	—	106,099	106,099	—	106,099
Cash flow hedges, net of tax	—	—	—	(167)	—	(167)	—	(167)
Currency translation differences	—	—	—	—	(20)	(20)	—	(20)
Total comprehensive (loss)/income for the period	—	—	—	(167)	106,079	105,912	—	105,912
Equity-settled share-based payments	—	—	—	—	198	198	—	198
Balance at 30 June 2013 (audited)	52	68,822	249,030	231	129,825	447,960	—	447,960
Profit for the period	—	—	—	—	29,661	29,661	—	29,661
Cash flow hedges, net of tax	—	—	—	20,925	—	20,925	—	20,925
Currency translation differences, net of tax	—	—	—	—	27	27	—	27
Total comprehensive income for the period	—	—	—	20,925	29,688	50,613	—	50,613
Equity-settled share-based payments	—	—	—	—	918	918	—	918
Balance at 31 March 2014 (unaudited)	52	68,822	249,030	21,156	160,431	499,491	—	499,491

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows

		Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	Note	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Cash flows from operating activities
Cash (used in)/generated from operations	26	(3,970)	(4,938)	30,693	56,925
Debt finance costs relating to borrowings		—	—	(123)	—
Interest paid		(8,830)	(18,963)	(22,794)	(46,897)
Interest received		36	285	143	442
Tax refund/(paid)		175	—	(1,071)	600
Net cash (used in)/generated from operating activities		(12,589)	(23,616)	6,848	11,070
Cash flows from investing activities
Purchases of property, plant and equipment		(1,679)	(1,311)	(8,557)	(10,649)
Proceeds from sale of property, plant and equipment		—	—	50	—
Purchases of players’ registrations		(24,815)	(3,009)	(62,102)	(41,267)
Proceeds from sale of players’ registrations		1,500	1,606	8,556	7,969
Net cash used in investing activities		(24,994)	(2,714)	(62,053)	(43,947)
Cash flows from financing activities
Proceeds from issue of shares		—	—	—	70,258
Expenses directly attributable to issue of shares		—	—	—	(1,459)
Acquisition of additional interest in subsidiary		—	(2,664)	—	(2,664)
Repayment of borrowings		(97)	(4,534)	(284)	(67,330)
Net cash used in financing activities		(97)	(7,198)	(284)	(1,195)
Net decrease in cash and cash equivalents		(37,680)	(33,528)	(55,489)	(34,072)
Cash and cash equivalents at beginning of period		72,144	66,631	94,433	70,603
Exchange (losses)/gains on cash and cash equivalents		(120)	3,108	(4,600)	(320)
Cash and cash equivalents at end of period		34,344	36,211	34,344	36,211

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the Audit Committee of the Board of Directors on 13 May 2014.

2                                         Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Out of period adjustments

The interim consolidated financial statements for nine months ended 31 March 2014 include certain out of period adjustments which are not considered material to the prior year financial statements.

Out of period adjustments in the three months ended 31 March 2014:

There were no out of period adjustments in the three months ended 31 March 2014.

Out of period adjustments in the nine months ended 31 March 2014:

The details of these items, which result in a net impact to the income statement in the period of £nil, are outlined below:

•             A credit of £0.7 million related to the recognition of fair value movements on embedded foreign exchange derivatives from the prior period.

•             A charge of £0.9 million related to a tax adjustment in respect of the prior year.

•             A credit of £0.5 million related to the release of a provision re player registration costs following a tribunal ruling in the prior year.

•             A charge of £0.3 million related to an impairment of investment property which arose in the prior year.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

3                                         Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2013. None of these had a material impact on the interim consolidated financial statements of the Group.

•                  Amendment to IFRS 7, “Financial instruments: Disclosures”

•                  IAS 19 (revised 2011), “Employee benefits”

•                  Annual improvements to IFRSs 2011

•                  IFRS 10, “Consolidated financial statements”

•                  IFRS 12, “Disclosures of interests in other entities”

•                  IFRS 13, “Fair value measurement”.

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group.

•                      Amendment to IAS 32, “Financial Instruments: Presentation”

•                      IFRS 9, “Financial instruments”

•                      Amendment to IAS 39 “Financial instruments: Recognition and measurement”

•                      Amendment to IAS 19 “Employee benefits”

•                      Annual improvements to IFRSs 2012 and 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

4                                         Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be impairment of goodwill and non-current assets, intangible assets — players’ registrations, revenue recognition - estimates in certain commercial contracts, revenue recognition — commercial contracts with multiple elements, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2013, with the exception of changes in estimates that are required in determining the provision for income taxes. There have been no changes to the estimates and judgements in relation to the valuation of deferred tax assets since the June 2013 year end.

5                                         Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

5                                         Seasonality of revenue (continued)

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship benefits remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Additional profit share recognized in the nine months ended 31 March 2014 amounted to £8.9 million, cumulative £39.0 million (2013: £8.6 million, cumulative £25.9 million); in the three months ended 31 March 2014 amounted to £2.3 million (2013: £2.9 million). Revenue relating to commercial contracts with multiple elements recognized in the nine months ended 31 March 2014 amounted to £15.1 million (2013: £8.7 million); in the three months ended 31 March 2014 amounted to £5.8 million (2013: £3.2 million).

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are only recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

6                                         Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

Revenue, all of which arises within the United Kingdom from the Group’s principal activity, can be analysed into its three main components as follows:

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Commercial	42,833	35,978	144,986	114,522
Broadcasting	35,608	21,758	101,861	74,988
Matchday	37,054	33,985	90,096	88,583
	115,495	91,721	336,943	278,093

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Employee benefit expenses	(53,366)	(44,877)	(157,937)	(129,363)
Other operating expenses	(22,086)	(21,829)	(65,755)	(57,192)
Depreciation - property, plant and equipment (note 13)	(2,178)	(1,945)	(6,187)	(5,654)
Depreciation - investment property (note 14)	(28)	(29)	(87)	(89)
Amortization of players’ registrations (note 16)	(13,841)	(10,389)	(39,163)	(30,872)
Exceptional items (note 8)	—	—	(293)	(3,879)
	(91,499)	(79,069)	(269,422)	(227,049)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

8                                         Exceptional items

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Impairment — investment property (note 14)	—	—	(293)	—
Professional adviser fees relating to public offer of shares	—	—	—	(3,879)
	—	—	(293)	(3,879)

The investment property impairment charge represents reductions in the carrying value of investment properties held by the Group, based on an external valuation. Professional adviser fees relating to a public offer of shares are recognized as an expense when they are not directly attributable to the issue of new shares.

9                                         Net finance costs

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(622)	(770)	(1,965)	(2,333)
Interest payable on secured term loan and senior secured notes	(5,008)	(7,770)	(14,580)	(24,511)
Amortization of issue discount, debt finance and debt issue costs on secured term loan and senior secured notes	(765)	(538)	(1,392)	(4,105)
Premium on repurchase of senior secured notes (see note 22)	—	—	—	(5,244)
Foreign exchange gain/(loss) on US dollar bank accounts(1)	—	3,108	(2,712)	(320)
Foreign exchange loss on US dollar secured term loan and senior secured notes(1)	—	(12,655)	—	(3,846)
Unwinding of discount factors relating to onerous lease provision and player transfer fees	(17)	(39)	(64)	(115)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(129)	—	(1,930)	—
Interest rate swaps	39	57	290	114
Ineffectiveness on cash flow hedges	543	—	791	—
Total finance costs	(5,959)	(18,607)	(21,562)	(40,360)
Total finance income - interest receivable	36	285	143	441
Net finance costs	(5,923)	(18,322)	(21,419)	(39,919)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

9                                         Net finance costs (continued)

(1) On 1 July 2013 the Group started hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues.

10                                  Tax

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Current tax
Current tax on result for the period	(108)	—	(360)	—
Foreign tax suffered	—	—	—	(450)
Adjustment in respect of previous years	—	—	—	1,049
Total current tax (expense)/credit	(108)	—	(360)	599
Deferred tax
Origination and reversal of timing differences	(8,920)	6,784	(18,927)	(5,793)
Adjustment in respect of previous years	(492)	—	(1,357)	1,364
Recognition of deferred tax asset as a result of change in tax base	—	—	—	25,000
Total deferred tax (expense)/credit	(9,412)	6,784	(20,284)	20,571
Total tax (expense)/credit	(9,520)	6,784	(20,644)	21,170

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2014 is 40.1%.

The adjustment in respect of previous years for the three months ended 31 March 2014 arises due to a refinement in tax estimates arising on finalisation of the Group’s most recently filed US tax return. The additional amount in the nine month period is due to the out of period adjustment described in note 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

10                                  Tax (continued)

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	Unaudited nine months ended 31 March 2014			Unaudited nine months ended 31 March 2013
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	32,317	(11,392)	20,925	(361)	93	(268)
Exchange gain/(loss) on translation of overseas subsidiary	42	(15)	27	(68)	—	(68)
Other comprehensive income/(loss)	32,359	(11,407)	20,952	(429)	93	(336)
Current tax		(2,959)			—
Deferred tax (note 25)		(8,448)			93
		(11,407)			93

	Unaudited three months ended 31 March 2014			Unaudited three months ended 31 March 2013
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	1,160	(487)	673	515	(118)	397
Exchange gain/(loss) on translation of overseas subsidiary	2	(1)	1	(64)	—	(64)
Other comprehensive income/(loss)	1,162	(488)	674	451	(118)	333
Current tax		2,949			—
Deferred tax (note 25)		(3,437)			(118)
		(488)			(118)

Manchester United plc

Notes to the interim consolidated financial statements (continued)

11                                  Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the period. The Company did not have any dilutive shares during the period (2013: none).

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2014	2013	2014	2013
Profit attributable to owners of the parent (£’000)	10,914	3,634	29,661	40,151
Weighted average Class A ordinary shares (thousands)	39,812	39,826	39,815	38,586
Weighted average Class B ordinary shares (thousands)	124,000	124,000	124,000	124,000
Basic and diluted earnings per share (pence)	6.66	2.22	18.11	24.70

12                                  Dividends

No dividend has been paid by the Company during the nine months ended 31 March 2014 (nine months ended 31 March 2013: £nil) and the directors are not proposing to pay a dividend relating to the nine months ended 31 March 2014.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

13           Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2013	270,057	36,177	29,362	335,596
Additions	172	2,861	5,690	8,723
Disposals	—	(424)	(9)	(433)
At 31 March 2014	270,229	38,614	35,043	343,886
Accumulated depreciation
At 1 July 2013	33,556	30,748	18,484	82,788
Charge for the period	2,513	1,645	2,029	6,187
Disposals	—	(412)	(9)	(421)
At 31 March 2014	36,069	31,981	20,504	88,554
Net book amount
At 31 March 2014 (unaudited)	234,160	6,633	14,539	255,332
At 30 June 2013 (audited)	236,501	5,429	10,878	252,808

Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	6,274	1,440	2,962	10,676
Disposals	—	(104)	—	(104)
At 31 March 2013	270,779	37,181	28,506	336,466
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for the period	2,488	1,336	1,830	5,654
Disposals	—	(104)	—	(104)
At 31 March 2013	32,718	32,436	18,424	83,578
Net book amount
At 31 March 2013 (unaudited)	238,061	4,745	10,082	252,888

Manchester United plc

Notes to the interim consolidated financial statements (continued)

14           Investment property

Total £’000
Cost
At 1 July 2013	19,128
Additions	—
At 31 March 2014	19,128
Accumulated depreciation and impairment
At 1 July 2013	5,048
Charge for the period	87
Impairment	293
At 31 March 2014	5,428
Net book amount
At 31 March 2014 (unaudited)	13,700
At 30 June 2013 (audited)	14,080

Cost
At 1 July 2012	19,126
Additions	3
At 31 March 2013	19,129
Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the period	89
At 31 March 2013	5,018
Net book amount
At 31 March 2013 (unaudited)	14,111

Investment properties were externally valued as at 30 June 2013 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. The valuation materially supported the carrying amount as of 30 June 2013 and consequently there were no changes to the net book amount.

Management obtained an update report from the external valuer as of 31 December 2013 which indicated that the properties had been impaired and consequently an impairment charge was recognised in the six month period ended 31 December 2013. Management has obtained a further update report from the external valuer as of 31 March 2014 which supported the carrying value as of that date and consequently no further impairment charge is required.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

15           Goodwill

Total £’000
Cost and net book value at 31 March 2014 (unaudited), 30 June 2013 (audited) and 31 March 2013 (unaudited)	421,453

Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill as of 31 March 2014 based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience and identified initiatives in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2013: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the discount rate, which has been determined at 9.3% (2013: 11.1%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League. The cash flow projections for the financial year ending 30 June 2015 assume no cash flows associated with European competitions.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•             increase the discount rate by 3%;

•             failure to qualify for the UEFA Champions League once during the period between the financial year ending 30 June 2015 and the financial year ending 30 June 2019.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

16           Players’ registrations

Total £’000
Cost
At 1 July 2013	317,745
Additions	81,282
Disposals	(3,193)
At 31 March 2014	395,834
Accumulated amortisation
At 1 July 2013	197,798
Charge for the period	39,163
Disposals	(2,896)
At 31 March 2014	234,065
Net book amount
At 31 March 2014 (unaudited)	161,769
At 30 June 2013 (audited)	119,947

Cost
At 1 July 2012	306,817
Additions	46,843
Disposals	(38,758)
At 31 March 2013	314,902
Accumulated amortisation
At 1 July 2012	194,418
Charge for the period	30,872
Disposals	(36,845)
At 31 March 2013	188,445
Net book amount
At 31 March 2013 (unaudited)	126,457

Manchester United plc

Notes to the interim consolidated financial statements (continued)

17           Derivative financial instruments

	Unaudited 31 March 2014		Audited 30 June 2013		Unaudited 31 March 2013
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	791	—	—	—	—	—
Forward foreign exchange contracts	317	(14)	260	(29)	546	(154)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(1,930)	—	—	—	—
Interest rate swaps	—	(1,047)	—	(1,337)	—	(1,571)
	1,108	(2,991)	260	(1,366)	546	(1,725)
Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	791	—	—	—	—	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(872)	—	—	—	—
Interest rate swaps	—	(1,047)	—	(1,337)	—	(1,571)
Non-current derivative financial instruments	791	(1,919)	—	(1,337)	—	(1,571)
Current derivative financial instruments	317	(1,072)	260	(29)	546	(154)

During the nine months ended 31 March 2014 the ineffective portion recognised in profit or loss that arises from cash flow hedges amounted to a gain of £791,000 (nine months ended 31 March 2013: £nil).

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

18           Trade and other receivables

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
Trade receivables	38,165	39,530	40,116
Less: provision for impairment of trade receivables	(5,116)	(6,055)	(4,860)
Net trade receivables	33,049	33,475	35,256
Other receivables	662	85	48
Accrued revenue	35,364	24,621	29,752
	69,075	58,181	65,056
Prepayments	8,080	12,021	11,741
	77,155	70,202	76,797
Less: non-current portion
Trade receivables	141	1,583	2,500
Non-current trade and other receivables	141	1,583	2,500
Current trade and other receivables	77,014	68,619	74,297

Net trade receivables include transfer fees receivable from other football clubs of £3,218,000 (30 June 2013: £7,913,000; 31 March 2013: £8,395,000) of which £141,000 (30 June 2013: £1,583,000; 31 March 2013: £2,500,000) is receivable after more than one year. Net trade receivables also include £21,783,000 (30 June 2013: £15,712,000; 31 March 2013: £22,859,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

19     Tax receivable

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
Current tax receivable	—	—	2,500

Current tax receivable as of 31 March 2013 related to tax withheld at 25% of the loans made to directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and was recovered following repayment of the directors’ loans in April 2012.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

20                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2012	155,353	50
Issue of shares	8,333	2
Employee share-based compensation awards — issue of shares	140	—
At 30 June 2013 (audited) and 31 March 2013 (unaudited)	163,826	52
Reduction of issued share capital	(14)	—
At 31 March 2014 (unaudited)	163,812	52

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

On 10 August 2012, the Company issued 8,333,334 ordinary shares at an issue price of $14.00 per share and listed its shares on the New York Stock Exchange.

On 15 August 2012 certain directors and members of our executive management were awarded newly issued shares, pursuant to our Equity Plan, as a reward for their efforts in connection with the initial public offering and to align their interests with our shareholders going forward. The total number of newly issued shares awarded was 139,895 Class A ordinary shares. These shares are subject to varying vesting schedules over a three year period.

On 15 August 2013, 37,304 Class A ordinary shares previously awarded to certain directors and members of our executive management pursuant to our Equity Plan were due to vest. Of this total the equivalent of 13,152 Class A ordinary shares were settled in cash in order to match the recipient’s liability to income tax and social security contributions. The Company’s issued share capital was reduced by 13,152 Class A ordinary shares on 15 August 2013.

As of 31 March 2014, the Company’s issued share capital comprised 39,812,443 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

21                                  Trade and other payables

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
Trade payables	54,301	41,681	42,065
Other payables	14,240	17,764	18,690
Accrued expenses	27,616	21,698	26,779
	96,157	81,143	87,534
Social security and other taxes	8,252	15,721	10,654
	104,409	96,864	98,188
Less: non-current portion:
Trade payables	20,130	7,667	7,995
Other payables	7,811	10,746	13,389
Non-current trade and other payables	27,941	18,413	21,384
Current trade and other payables	76,468	78,451	76,804

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £51,776,000 (30 June 2013: £33,637,000; 31 March 2013: £34,010,000) of which £20,130,000 (30 June 2013: £7,667,000; 31 March 2013: £7,995,000) is due after more than one year.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £11,122,000 (30 June 2013: £13,671,000; 31 March 2013: £15,986,000) of which £5,804,000 (30 June 2013: £8,555,000; 31 March 2013: £11,139,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

22                                  Borrowings

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
Non-current:
Secured term loan	177,415	199,889	—
Senior secured notes	156,477	171,497	355,917
Secured bank loan	5,787	6,088	6,185
	339,679	377,474	362,102
Current:
Secured term loan	9,338	5,125	—
Secured bank loan	398	381	375
Accrued interest on secured term loan and senior secured notes	2,255	6,253	5,112
	11,991	11,759	5,487
Total borrowings	351,670	389,233	367,589

The secured term loan of £186,753,000 (30 June 2013: £205,014,000; 31 March 2013: £nil) comprises:

a)                 a loan of £206,470,000 (30 June 2013: £206,041,000; 31 March 2013: £nil), net of unamortized issue costs amounting to £2,720,000 (30 June 2013: £3,149,000; 31 March 2013: £nil), translated at the historic exchange rate. The outstanding principal amount of the loan is $315,700,000 (30 June 2013: $315,700,000; 31 March 2013: $nil). The loan attracts interest of US dollar Libor plus an applicable margin of between 1.5% and 2.75% per annum

b)                 £19,717,000 (30 June 2013: £1,027,000; 31 March 2013: £nil) of cumulative unrealized foreign exchange gains arising on the translation of the US dollar denominated loan, being the difference between the historic exchange rate and the period-end spot rate.

The senior secured notes of £156,477,000 (30 June 2013: £171,497,000; 31 March 2013: £355,917,000) comprise:

a)                 £161,136,000 (30 June 2013: 160,220,000; 31 March 2013: £343,442,000) of senior secured notes, net of unamortized issue discount and unamortized debt finance costs amounting to £5,076,000 (30 June 2013: £5,992,000; 31 March 2013: £13,723,000), translated at the historic exchange rate. The notes comprise principal amounts of $269,180,000 (30 June 2013: $269,180,000; 31 March 2013: $291,270,000) of US dollar denominated senior secured notes attracting a fixed coupon rate of 8.375% per annum and £nil (30 June 2013: £nil; 31 March 2013: £177,775,000) of pounds sterling senior secured notes attracting a fixed coupon rate of 8.75% per annum.

b)                 £4,659,000 of cumulative unrealized foreign exchange gains (30 June 2013: losses of £11,277,000; 31 March 2013: gains of £12,475,000) arising on the translation of the US dollar denominated senior secured notes being the difference between the historic exchange rate and the period-end spot rate.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

22                                  Borrowings (continued)

The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. No senior secured notes were redeemed during the nine months ended 31 March 2014. During the year ended 30 June 2013 the Group repurchased the pounds sterling equivalent of £254,500,000 (31 March 2013: £62,618,000) of senior secured notes comprising £177,775,000 (31 March 2013: £nil) of pounds sterling senior secured notes and $123,820,000 (31 March 2013: $101,730,000) of US dollar denominated senior secured notes. The consideration paid amounted to £276,477,000 (31 March 2013: £67,862,000) including a premium on repurchase of £21,977,000 (31 March 2013: £5,244,000). The premium on repurchase and consequent accelerated amortization of issue discount and debt finance costs were immediately recognized in the income statement. Repurchased senior secured notes have been retired.

The secured bank loan of £6,185,000 (30 June 2013: £6,469,000; 31 December 2012: £6,651,000) comprises £1,986,000 (30 June 2013: £2,270,000; 31 December 2012: £2,452,000) repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (30 June 2013: £4,199,000; 31 December 2012: £4,199,000) being re-payable at par on 9 July 2018. The loan attracts interest of Libor plus 1% per annum.

The Group also has undrawn committed borrowing facilities of £75,000,000 (30 June 2013 and 31 March 2013: £75,000,000). No drawdowns were made from these facilities during the nine months ended 31 March 2014 or the twelve months ended 30 June 2013.

At 31 March 2014 the Group was in compliance with all covenants in relation to borrowings.

23                                  Deferred revenue

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
Total	102,381	163,360	112,916
Less non-current deferred revenue	(14,440)	(17,082)	(17,980)
Current deferred revenue	87,941	146,278	94,936

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

24                                  Provisions

The provision related entirely to an onerous property lease in the Republic of Ireland. The lease was surrendered during the nine months ended 31 March 2014 for a one-off payment by the Group of €1,250,000 (£1,040,000). The movement in the provision was as follows:

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
At the beginning of the period	1,460	1,806	1,806
Utilised	(1,329)	(508)	(376)
Unused amounts reversed	(103)	—	—
Unwinding of discount	15	55	41
Movements on foreign exchange	(43)	107	82
At the end of the period	—	1,460	1,553
The balance comprises:
Non-current provisions	—	988	1,092
Current provisions	—	472	461
	—	1,460	1,553

25                                  Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
US deferred tax assets	(128,368)	(145,128)	(16,402)
UK deferred tax liabilities	29,140	17,168	22,416
Net deferred tax (asset)/liabilities	(99,228)	(127,960)	6,014

The movement in the net deferred tax (asset)/liabilities are as follows:

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
At the beginning of the period	(127,960)	26,678	26,678
Expensed/(credited) to the income statement	20,284	(154,427)	(20,571)
Expensed/(credited) to other comprehensive income	8,448	(211)	(93)
At the end of the period	(99,228)	(127,960)	6,014

Manchester United plc

Notes to the interim consolidated financial statements (continued)

26                                  Cash generated from operations

	Unaudited three months ended 31 March		Unaudited nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Profit/(loss) on ordinary activities before tax	20,434	(3,150)	50,305	19,150
Depreciation charges	2,206	1,974	6,274	5,743
Impairment charges	—	—	293	—
Amortization of players’ registrations	13,841	10,389	39,163	30,872
Profit on disposal of players’ registrations	(2,361)	(2,520)	(4,203)	(8,025)
Net finance costs	5,923	18,322	21,419	39,919
Profit on disposal of property, plant and equipment	—	—	(43)	—
Equity-settled share-based payments	377	153	918	634
Exchange losses on operating activities	97	—	469	—
Fair value losses/(gains) on derivative financial instruments	(58)	224	(184)	215
Reclassified from hedging reserve	(260)	—	(778)	—
(Increase)/decrease in trade and other receivables	(7,594)	(12,393)	(11,535)	2,334
Decrease in trade and other payables and deferred revenue	(36,575)	(17,879)	(69,930)	(33,623)
Decrease in provisions	—	(58)	(1,475)	(294)
Cash (used in)/generated from operations	(3,970)	(4,938)	30,693	56,925

27                                  Contingencies

At 31 March 2014, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business (31 March 2013: none).

Manchester United plc

Notes to the interim consolidated financial statements (continued)

28                                  Commitments

28.1                        Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements.

28.2                        Capital commitments

At 31 March 2014 the Group had capital commitments amounting to £3.2 million (30 June 2013: £7.9 million; 31 March 2013: £6.6 million).

28.3                        Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,399,000 (30 June 2013: £20,649,000; 31 March 2013: £25,252,000).

At 31 March 2014 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	12,640	3,899	16,539
International appearances	3,700	160	3,860
	16,340	4,059	20,399

Manchester United plc

Notes to the interim consolidated financial statements (continued)

29                        Pension arrangements

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit. As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 31 March 2014 amounts to £242,000 (30 June 2013: £229,000; 31 March 2013: £225,000) due within one year and £2,008,000 (30 June 2013: £2,191,000; 31 March 2013: £2,250,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30                                  Financial risk management

30.1                        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2013, as filed with the Securities and Exchange Commission on 24 October 2013, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies, except as described below.

Currency risk

On 1 July 2013 the Group began hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. The hedge is designated as a cash flow hedge. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues. The currency retranslation for the nine months ended 31 March 2014 resulted in a credit to the hedging reserve of £33,207,000. The amount reclassified as a credit into the income statement in the same period was £778,000. These amounts are stated gross, before deducting related tax.

Interest rate risk

During the nine months ended 31 March 2014 the Group entered into an interest rate swap on the $315.7 million secured term loan. The following table details the interest rate swaps committed to at the 31 March 2014:

Principal value of loan outstanding ’000	Rate received	Rate paid	Expiry date
*£6,185 — £4,199	3 month Libor	Fixed 6.1%	9 July 2018
*$307,808 - $244,667	3 month US$Libor	Fixed 1.308%	21 June 2018

*The principal value of the interest rate swaps reduce due to anticipated loan repayments.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30                                  Financial risk management (continued)

30.2                        Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Unaudited 31 March 2014 £’000	Audited 30 June 2013 £’000	Unaudited 31 March 2013 £’000
Assets
Derivative financial assets designated as cash flow hedges	1,108	260	546
Liabilities
Derivative financial liabilities designated as cash flow hedges	(14)	(29)	(154)
Derivative financial liabilities at fair value through profit or loss	(2,977)	(1,337)	(1,571)
	(1,883)	(1,106)	(1,179)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2. All of the derivative assets and liabilities detailed above are categorised as Level 2.

31                                 Related party transactions

The immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

31                                 Related party transactions (continued)

The following transactions were carried out with related parties:

Interest in senior secured notes

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family as at 31 March 2014 was $7.3 million (30 June 2013: $7.3 million; 31 March 2013: $7.9 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the nine months ended 31 March 2014 amounted to £283,000 (nine months ended 31 March 2013: £343,000) of which £59,000 (30 June 2013: £158,000; 31 March 2013: £70,000) was accrued at the period end.

32                                  Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2014:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.

33                                  Events after the reporting date

Subsequent to 31 March 2014, the team manager and certain members of the coaching staff left the Group. Compensation payable on loss of office amounts to £4,825,000.